Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

The merger of legacy ETP and legacy Sunoco Logistics in April 2017 resulted in legacy ETP being treated as the surviving entity from an accounting perspective. Accordingly, the financial data below reflects the consolidated financial information of legacy ETP. In the fourth quarter of 2017, the Partnership changed its accounting policy related to certain inventories; these changes have been applied retrospectively to all periods presented, and the prior period amounts reflected below have been adjusted from those amounts previously reported.

	Years Ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense, net	$1,365	$1,317	$1,291	$1,165	$1,013
Capitalized interest	283	199	163	101	45
Interest charges included in rental expense	10	9	19	17	16
Series A and B preferred unit distributions	24	—	—	—	—
Distribution to the Legacy Series A Convertible Redeemable Preferred Units	—	—	3	3	6
Total fixed charges	1,682	1,525	1,476	1,286	1,080
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	1,005	397	1,366	1,543	846
Less: equity in earnings of unconsolidated affiliates	156	59	469	332	236
Total earnings	849	338	897	1,211	610
Add:
Fixed charges	1,682	1,525	1,476	1,286	1,080
Amortization of capitalized interest	20	18	11	8	6
Distributed income of equity investees	440	406	440	291	313
Less:
Interest capitalized	(283)	(199)	(163)	(101)	(45)
Income available for fixed charges	$2,708	$2,088	$2,661	$2,695	$1,964

Ratio of earnings to fixed charges	1.61	1.37	1.80	2.10	1.82